                                 PROJECT DALLAS

                         FAIRNESS OPINION CONSIDERATIONS

                                  FEBRUARY 2004

                              DRAFT FOR DISCUSSION

[KPMG LOGO]                                                       [HEMOSOL LOGO]

                                  INTRODUCTION

MANDATE

- KPMG to provide an opinion to the Committee as to the fairness of the proposed transaction, from a financial point of view, to the shareholders of Hemosol other than MDS (the "Fairness Opinion").

             -    Retained by way of engagement letter dated November 24, 2003.

CREDENTIALS & INDEPENDENCE

- KPMG is one of the world's largest professional services organization, offering a broad range of services. KPMG's valuation professionals have significant experience in valuing a broad range of companies for various purposes, including securities law compliance, fairness opinions, mergers & acquisitions, corporate income tax purposes, and litigation matters, amongst other things.

- KPMG has disclosed to the Committee any past, present or anticipated relationship between KPMG, Hemosol, MDS or an interested party (within the meaning of OSC Rule 61-501), and that it is independent for the purposes of OSC Rule 61-501 in connection with the Proposed Transaction.

[KPMG LOGO]   Draft for Discussion      2                         [HEMOSOL LOGO]

                                 SCOPE OF REVIEW

In forming our opinion, we performed the following:

- Reviewed the Memorandum of Understanding dated October 28, 2003 between Hemosol & MDS.

- Reviewed a detailed steps memorandum outlining the proposed transaction.

-        Had various discussions with management and other advisors.

- Reviewed Hemosol's income tax position to confirm status of losses (as to nature and amount).

- Discussed with senior management the history, current operations and future prospects of Hemosol.

- Discussed with of MDS the history, current operations and future prospects of the Ontario Labs business.

-        Reviewed transactions involving tax losses.

             - Included those publicly-announced and confidential transactions in which KPMG advised.

             - Held discussions with other KPMG tax professionals with respect to the market for and factors considered in estimating the value/price of tax attributes.

- Reviewed other expressions of interest which Hemosol received regarding the monetization of their tax attributes.

- Reviewed trading multiples for companies somewhat comparable to the OLP.

- Attended and participated in a meeting with John Anderson and PWC in regards to their approach to the valuation of the BPP, OLP and the tax attributes.

-        Reviewed documents prepared by Hemosol management.

[KPMG LOGO]   Draft for Discussion      3                         [HEMOSOL LOGO]

-        Reviewed draft copies of the following agreements, including:

             -    Arrangement Agreement;

             -    Lab Services Limited Partnership Agreement;

             -    Blood Products Limited Partnership Agreement;

             -    Labs Management Agreement; and,

             -    Newco Share Provisions.

- Participated in various telephone calls in regards to the potential tax effect of the proposed transaction to US shareholders.

[KPMG LOGO]   Draft for Discussion      4                         [HEMOSOL LOGO]

                      GENERAL TERMS OF PROPOSED TRANSACTION

TRANSFERS FROM MDS:

- $15.0 million to be received on closing plus an additional $1.0 million payable one year thereafter assuming satisfactory comfort on assumption of Dallas liabilities.

- 0.5% indirect interest in the equity of the OLP in the form of Class A shares of old Hemosol to be traded OTC.

- Forgiveness of 2.5 million warrants (out of a total of 4.0 million warrants) to be earned evenly by MDS over the twelve month period from May 25, 2004 to April 25, 2004 so long as the current loan facility is in place.

             - We understand that management expects the current loan facility to remain in place for most of, if not all, of the remaining period of time.

TRANSFERS TO MDS:

-        7% indirect interest in the equity of the BPP.

- All tax attributes estimated at approximately $324 million, except a portion of the undepreciated capital cost ("UCC") balance.

[KPMG LOGO]   Draft for Discussion      5                         [HEMOSOL LOGO]

                                VALUATION SUMMARY

                                                         DCF APPROACH         MARKET CAP. APPROACH
                                                         A           B           C           D
                                                      ------------------      --------------------
Transfers from MDS
      Cash (represents 93% of cash to be received)     14,880     14,880       14,880      14,880
      0.5% in OLP (1)                                   2,843      2,955        2,843       2,955
      Warrants (2)                                      2,900      2,900        2,900       2,900
                                                      -------    -------      -------     -------
      Total                                            20,623     20,735       20,623      20,735
                                                      -------    -------      -------     -------

Transfers to MDS
      7% of BPP (3)                                     4,012      2,972        6,042       6,042
      Tax attributes (implied)                         16,611     17,763       14,581      14,693
                                                      -------    -------      -------     -------
      Total                                            20,623     20,735       20,623      20,735
                                                      -------    -------      -------     -------

Tax attributes (implied in transaction)                16,611     17,763       14,581      14,693
Tax attributes                                        324,000    324,000      324,000     324,000
                                                      -------    -------      -------     -------
Cents per dollar                                        0.051      0.055        0.045       0.045
                                                      -------    -------      -------     -------

SEE SUMMARY NOTES ON NEXT PAGE AND DETAILED NOTES IN REMAINDER OF REPORT.

[KPMG LOGO]   Draft for Discussion      6                         [HEMOSOL LOGO]

                       SUMMARY NOTES TO VALUATION SUMMARY

                                                                   DCF APPROACH          MARKET CAPITALIZATION APPROACH
                                                                   A           B            E                      F
                                                                 ------------------      -------------------------------
(1) Value of OLP calculated as follows:
      OLP (without tax attributes)                               472,500    495,000      472,500                495,000
      Tax attributes (a)                                          96,000     96,000       96,000                 96,000
                                                                 -------    -------      -------                -------
      OLP                                                        568,500    591,000      568,500                591,000
                                                                 -------    -------      -------                -------
      (a) Based on tax attributes, estimated OLP profitability
          and a discount rate of 10%.

(2) Based on 2.5 million warrants and a volatility of 100%.

(3) Value of BPP calculated as follows:
      BPP (DCF)                                                   50,200     34,200            -                      -
      Debt                                                       (20,000)   (20,000)           -                      -
      Redundant assets                                             2,500      2,500            -                      -
      Pipeline products                                            8,000      8,000            -                      -
      Tax losses                                                  16,611     17,763            -                      -
                                                                 -------   --------      -------                -------
                                                                  57,311     42,463       86,313                 86,313
      Implied value per share / recent average share price          1.06       0.79         1.60                   1.60
                                                                 =======   ========      =======                =======

SEE DETAILED NOTES IN REMAINDER OF REPORT.

[KPMG LOGO]   Draft for Discussion      7                         [HEMOSOL LOGO]

                                  OLP VALUATION

APPROACH

-        Based on a capitalized EBITDA approach.

-        Net present value of the tax attributes separately considered.

CAPITALIZED EBITDA APPROACH

- Revenues and expenses are relatively predictable/constant in this type of business.

- After normalization adjustments, EBITDA has been in the range of $46 million to $48 million during the last three years. Normalized EBITDA for 2004 is projected at $45 million.

             - EBITDA is based on information provided to us by MDS via PWC and includes additional costs related to the carve out of the OLP of approximately $275,000 per annum.

- Public companies multiples are currently in the range of 10.5x to 11.0x EBITDA on a trailing-twelve month basis.

- Valuation based on normalized EBITDA of $45 million and observed public company multiples is as follows:

             -    $ 45 million x 10.5 = $472.5 million

             -    $ 45 million x 11.0 = $495.0 million.

TAX ATTRIBUTES

- Based on a pre-tax profit of about $41 million, net present value using approximately $315 million in tax attributes and a discount rate of 10% is approximately $95 million.

[KPMG LOGO]   Draft for Discussion      8                         [HEMOSOL LOGO]

                               WARRANTS VALUATION

TERMS

- Vest at 333,333 per month (based on 4 million warrants) between May 25, 2004 and April 24, 2005.

             - Consideration in proposed transaction relates to 2.5 million of the 4.0 million on a pro-rata basis.

-        Exercisable at $1.00 per warrant and expire three years after vesting.

INTRINSIC VALUE

-        Intrinsic value = Current share price - exercise price

- Based on a stock price of $1.60, warrants have an intrinsic value of $0.60 per share or $1.5 million in aggregate (i.e., 2,500,000 @$0.60).

FAIR MARKET VALUE

- Used Black-Scholes option pricing model adjusted to account for the dilutive impact of the warrants.

-        Valuation highly sensitive to volatility used.

             - Volatility used in pricing of warrants in the past for accounting purposes has been 100%.

- At $1.60 share price, warrants have a fair market value of $1.18/warrant or total of $2.9 million using 100% volatility.

[KPMG LOGO]   Draft for Discussion      9                         [HEMOSOL LOGO]

                                  BPP VALUATION

APPROACHES

- Considered both the discounted cash flow ("DCF") approach and market capitalization approach.

             - More emphasis should be placed on discounted cash flow approach, since:

                      - Less information available in the market place (i.e., projections not made publicly-available).

                      - No analyst followings; unlikely value based on intrinsic valuation; very speculative

DISCOUNTED CASH FLOW APPROACH

-        Based on the following:

             - Projections provided by management and a discount rate of 25% to 30%.

                      - KPMG modeled cash taxes, including $60 million of UCC that would remain with BPP.

             -    Redundant assets of $2.5 million

             - An assumed value relating to other products in the pipeline of $8-10 million.

             - Value of the existing tax losses assumed to equal implied value of tax attributes in the proposed transaction.

             -    Outstanding debt of $20 million.

MARKET CAPITALIZATION APPROACH

- Based on a $1.60 share price and 54 million shares, value implied in market for BPP business is approximately $86 million.

[KPMG LOGO]   Draft for Discussion      10                        [HEMOSOL LOGO]

                                 TAX ATTRIBUTES

GENERAL

- On a weighted-average basis, there exists approximately $324 million of tax attributes as at the end of 2003 available to be effectively transferred to MDS under the proposed transaction. Key assumptions are as follows:

             - We have assumed that $60 million will be assigned to the assets of the BPP. As a result, this amount will not remain in old Hemosol and, therefore, will not be effectively transferred to MDS.

             - We have excluded $10 million in financing costs since we understand that MDS has indicated that there is significant risk associated with the validity of a certain portion of these costs.

-        Statutory tax rates are as follows:

             -    Federal - 22%

             -    Provincial - 14%

                                                      FEDERAL     PROVINCIAL
                                                      -------     ----------
Non-capital losses                                     22,625        76,639

SR&ED                                                 211,855       211,855

Financing costs                                        17,153        17,153

Investment tax credits                                 38,392        38,392

Undepreciated capital cost                             96,321        61,487
                                                      -------       -------

Subtotal                                              386,347       405,527

Less: Assumed portion to be transferred to BPP        (60,000)      (60,000)
                                                      -------       -------

Tax attributes to remain in old Hemosol               326,347       345,527

Less: Financing costs                                 (10,000)      (10,000)
                                                      -------       -------

                                                      316,347       335,527
                                                      =======       =======

[KPMG LOGO]   Draft for Discussion      11                        [HEMOSOL LOGO]

VALUATION OF TAX ATTRIBUTES

- Based on our review of publicly-announced transactions and confidential transactions, tax attributes have recently transacted in the range of 5-8 cents per dollar of tax attribute.

             - Confidential transactions include those in which KPMG has advised. Through discussions with E&Y in the capacity as tax advisors to Hemosol, we understand that above range is also consistent with that observed by them.

IMPLIED VALUE OF TAX ATTRIBUTES

- Based on value assigned to other consideration, the proposed transaction implies a value for the tax attributes as follows:

             - Under DCF approach (arrow) $16.6 million to $17.8 million, or 5.1-5.5 cents per dollar of tax attribute

             - Under market capitalization approach (arrow) $14.6 million to $14.7 million, or 4.5 cents per dollar of tax attribute.

- Based on the above, the implied value of the tax attributes is at the low end of the range observed in other transactions.

             - As indicated earlier, more emphasis should be placed on the valuation derived under the DCF approach.

[KPMG LOGO]   Draft for Discussion      12                        [HEMOSOL LOGO]

                             OVERALL CONSIDERATIONS

OVERALL CONSIDERATIONS IN ASSESSING THE FAIRNESS OF THE PROPOSED TRANSACTION

- As previously indicated, the value implied by the tax attributes appears to be at the low end of observed transactions. However, we note the following:

             - The proposed transaction involves the monetization of over $300 million in tax attributes - a very significant amount rarely observed in transactions. Given the limited number of potential users of attributes of this magnitude and/or the period of time it would take a company to use up this amount, we would expect the price per dollar of tax attribute to be at or near the low end of observed transactions.

             - The proposed transaction involves the monetization of all of Hemosol's tax attributes (except a portion of the UCC balance) in a single transaction. Alternate tax monetization structures could involve more than one transaction, would likely be more costly to Hemosol and entail completion risk with respect to future deals. These factors would likely cause the price of the Hemosol shares to trade at a discount to the price that would otherwise exist should the proposed transaction close.

             - Unlike potential alternative tax monetization structures, Hemosol will receive cash and invest it in the existing operations with the expectation of earning profits sometime in the future. Alternative transactions may involve the discontinuance of the existing operations and the use of the cash to fund the acquisition of unrelated businesses.

- The fact that the Class A shares to be received in respect of the equity interest in the OLP are not to be traded on an active market, but instead will be traded OTC.

             - As a result, it may take longer for a shareholder to dispose of their interest.

             - It is expected, however, that the Class A shares will pay a dividend on a not less than annual basis, therefore providing some liquidity to shareholders. Dividends on the Class A shares are to be declared on a pro-rata basis with the Class B shares (which are to be held by MDS).

[KPMG LOGO]   Draft for Discussion      13                        [HEMOSOL LOGO]

                       OVERALL CONSIDERATIONS & CONCLUSION

OVERALL CONSIDERATIONS IN ASSESSING THE FAIRNESS OF THE PROPOSED TRANSACTION (CONT'D)

- The fact that the forgiveness of the warrants reduces the potential for further dilution of Hemosol in the future. Should additional cash be required in the future, the shares that would have otherwise been issued under these warrants could be used to obtain more financing and/or financing on a less costly and/or non-dilutive basis.

- We understand that the proposed transaction may give rise to a taxable dividend to U.S. shareholders equal to their pro-rata share of any earnings & profits ("E&P") generated, assessed or reported for 2004.

             - In the worst case, we understand that this dividend will be approximately 20 cents per share - a 6-7 cents tax impact assuming a 30-35% personal tax rate.

             - We further understand, however, that there is a very low risk of actual E&P being generated, assessed or reported.

CONCLUSION

- Based upon and subject to the foregoing and such matters as we considered relevant, KPMG is of the opinion that the proposed transaction is fair, from a financial point of view, to the shareholders of Hemosol other than MDS.

[KPMG LOGO]   Draft for Discussion      14                        [HEMOSOL LOGO]